UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd, Suite 3, 7th Floor

50, Broadway, London, England, SW1H 0DB, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other events

On October 8, 2025, ReNew Energy Global Plc (“ReNew”), India’s leading decarbonization solutions company, announced that it has agreed to sell its 300 MW solar project in Rajasthan to Sembcorp Green Infra Private Limited at an enterprise value of ~$191 million*. A definitive agreement to this effect was signed on 8 October 2025, between Sembcorp Green Infra Private Limited, a wholly owned subsidiary of Sembcorp Industries and ReNew Private Limited for sale of ReNew Sun Bright Private Limited ("RSBPL"). The transaction is expected to close following customary conditions and is projected to generate approximately $98 million in cash inflow for ReNew, subject to closing adjustments.

ReNew Sun Bright, located in Jaisalmer, Rajasthan, was commissioned in November 2021. The project has a 25-year Power Purchase Agreement (PPA) with Maharashtra State Electricity Distribution Co. Ltd. (MSEDCL).

*based on the exchange rate of $1 = INR 88.50

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2025	RENEW ENERGY GLOBAL PLC

	By:	/s/ Kailash Vaswani
	Name:	Kailash Vaswani
	Title:	Chief Financial Officer